Item 77D Deutsche Large Cap Focus Growth
Fund (a series of Deutsche Investment
Trust)

Effective on or about October 3, 2016, the Fund's principal investment strategy will be amended to include the following:

Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative
(a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular asset class, to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.